Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED NOVEMBER 30, 2020

(Expressed in Canadian dollars unless otherwise stated)

March 1, 2021

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of GoldMining Inc., for the year ended November 30, 2020, should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the year ended November 30, 2020, a copy of which is available under the Company's profile at www.sedar.com.

The Company's financial statements for the year ended November 30, 2020, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Unless otherwise stated, all information contained in this MD&A is as of March 1, 2021.

Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars, references to "R$" are to Brazilian Reals and references to "COP" are to Colombian Pesos. References in this MD&A to the "Company" mean "GoldMining Inc.", together with its subsidiaries, unless the context otherwise requires.

Forward-looking Information

This document contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively, "forward-looking statements"), including statements regarding the Company's: (i) future exploration and development plans; (ii) capital requirements and ability to obtain requisite financing; (iii) expectations respecting the receipt of necessary licenses and permits, including obtaining extensions thereof; (iv) future acquisition strategy; (v) the proposed initial public offering of the Company's subsidiary, Gold Royalty Corp. ("GRC"); and (vi) the Company's strategy and future business plans, including with respect to GRC. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "estimates", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "should" or "will" be taken, occur or be achieved. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including: (i) assumptions about general business and economic conditions; (ii) the availability of equity and other financing on reasonable terms or at all, including necessary financing to meet the Company's contractual obligations to maintain its property interests or exercise mineral options; (iii) commodities prices; (iv) the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof; (v) the Company's ability to identify, complete and integrate additional mineral interests on reasonable terms or at all; (vi) GRC's ability to complete its initial public offering as contemplated, or at all and its ability to carry out and execute its stated business plans. Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: (i) the Company's limited operating history; (ii) general economic conditions; (iii) the Company not being able to obtain necessary financing on acceptable terms or at all; (iv) the Company losing or abandoning its property interests; (v) the Company's properties being in the exploration stage and without known bodies of commercial ore; (vi) the Company being able to obtain or maintain all necessary permits, licenses and approvals; (vii) environmental laws and regulations becoming more onerous; (viii) potential defects in title to the Company's properties; (ix) fluctuating exchange rates; (x) fluctuating commodities prices; (xi) operating hazards and other risks of the mining and exploration industry; (xii) competition; potential inability to find suitable acquisition opportunities and/or complete the same; and (xiii) other risks and uncertainties listed in the Company's public filings, including those set out under "Risk Factors" in the Company's Annual Information Form (the "AIF") for the year ended November 30, 2020.

These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

Business Overview

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-staged gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. The Company is seeking to execute a two-pronged long-term strategy of expanding its project portfolio of gold projects through accretive acquisitions and enhancing the value of its existing portfolio through potential development, exploration and value driven divestitures, joint ventures and other transactions.

The Company's projects currently include the La Mina, Titiribi and Yarumalito Gold-Copper Projects, all of which are located in the Department of Antioquia, Colombia; the Whistler Gold-Copper Project, located in Alaska, United States; the Almaden Gold Project, located in west-central Idaho, United States; São Jorge, Cachoeira, Surubim, Boa Vista, and Batistão, Montes Aureos and Trinta Gold Projects, located in the States of Pará, Mato Grosso and Maranhão, northeastern Brazil, respectively; Crucero Gold Project, located in southeastern Peru; and Yellowknife Gold Project and Rea Uranium Project, located in Northwest Territories and northeast Alberta, Canada, respectively.

The Company's common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange under the symbol "GOLD", on the NYSE American (the "NYSE American") under the symbol GLDG and on the Frankfurt Stock Exchange under the symbol "BSR".

The head office and principal address of the Company is Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

Company Strategy

The Company's long-term growth strategy is premised on, among other things, pursuing accretive acquisitions of resource projects, together with maintaining and advancing its existing projects in a prudent manner. This strategy is focused on identifying and acquiring projects that present compelling value for the Company's shareholders. In furtherance of this strategy, since 2013, the Company has completed the following acquisitions:

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in November 2013, the Company acquired 100% of the outstanding shares of Brazilian Gold Corporation ("BGC"), which resulted in the acquisition of several projects, including the São Jorge Gold Project (the "São Jorge Project"), the Surubim Gold Project (the "Surubim Project"), the Boa Vista Gold Project (the "Boa Vista Project"), the Batistão Gold Project (the "Batistão Project") and the Rea Uranium Project (the "Rea Project");

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in August 2015, the Company acquired the Whistler Gold-Copper Project (the "Whistler Project") from Kiska Metals Corporation ("Kiska"). Kiska was subsequently purchased by AuRico Metals Inc., which was later purchased by Centerra Gold Inc.;

●	in September 2016, the Company acquired the Titiribi Gold-Copper Project (the "Titiribi Project") from Trilogy Metals Inc. (formerly NovaCopper Inc.);

●	in May 2017, the Company acquired 100% of the outstanding shares of Bellhaven Copper and Gold Inc. ("Bellhaven"), which included its La Mina Gold Project (the "La Mina Project");

●	in July 2017, the Company acquired 100% of the Yellowknife Gold Project and nearby Big Sky property (the "Yellowknife Project");

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in November 2017, the Company acquired 100% of the outstanding shares of Blue Rock Mining S.A.C., a wholly-owned subsidiary of Lupaka Gold Corp., which resulted in the acquisition of the Crucero Gold Project (the "Crucero Project");

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

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in January 2018, the Company acquired 100% of three mining claims contiguous with the western boundary of the Company's Nicholas Lake-Ormsby property, one of the four properties that comprise the Yellowknife Project;

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in May 2018, the Company acquired 100% of two mining claims contiguous with the southern boundary of the Company's Nicholas Lake-Ormsby property, one of the four properties that comprise the Yellowknife Project;

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in December, 2019, the Company completed the acquisition of the Yarumalito Gold Project (the "Yarumalito Project") located in Antioquia, Colombia. The acquisition was completed pursuant to an asset purchase agreement between the Company and Newrange Gold Corp.; and

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in March, 2020, the Company completed the acquisition of the Almaden Gold Project (the "Almaden Project") located in west-central Idaho. The acquisition was completed pursuant to an asset purchase agreement between the Company and Sailfish Royalty Corp.

The Company continues to review potential acquisition opportunities, with a focus on gold and gold-copper projects in mining friendly jurisdictions in the Americas.

Recent Developments

NYSE American Listing

On October 1, 2020, the Company announced that the GoldMining Shares were approved for listing and trading on the NYSE American. The GoldMining Shares commenced trading at market open on the NYSE American on October 6, 2020 under the symbol "GLDG" and were delisted from the OTCQX International Market.

Almaden Resource Estimate

On June 3, 2020, the Company announced the completion of a resource estimate for the Almaden Gold Project and on July 15, 2020, the Company filed a technical report dated effective April 1, 2020 titled "Technical Report: Almaden Gold Property, Washington County, Idaho, USA" in respect of the project and which includes such estimate. A copy of the report is available under the Company's profile at www.sedar.com.

Yarumalito Resource Estimate

On May 5, 2020, the Company announced the completion of a resource estimate for the Yarumalito Project and on June 16, 2020, the Company filed a technical report dated effective April 1, 2020 titled "Technical Report: Yarumalito Gold-Copper Property, Department of Antioquia and Caldas, Republic of Columbia" in respect of the project and which includes such estimate. A copy of the report is available under the Company's profile at www.sedar.com.

Launch of Gold Royalty Corp.

In June 2020, the Company announced the launch of GRC with the goal of enhancing value for GoldMining shareholders through exposure to a gold and precious metals focused royalty and streaming company.

In October, 2020, the Company subscribed for 5,000,000 common shares of GRC (the "GRC Shares") at a price of US$0.01 per share.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

On November 27, 2020, the Company entered into a royalty purchase agreement with GRC. Pursuant to such agreement, the Company caused certain of its subsidiaries to create and grant to GRC the following royalties (the "New GRC Royalties"):

●	a 1.0% net smelter returns ("NSR") on the Whistler Project, including each of the Whistler, Raintree West and Island Mountain properties;
●	a 1.0% NSR on the Yellowknife Project, including each of the Nicholas Lake, Ormsby-Bruce, Goodwin Lake, Clan Lake and Big Sky properties;
●	a 2.0% NSR on the Titiribi Project;
●	a 2.0% NSR on the La Mina Project;
●	a 1.0% NSR on the São Jorge Project;
●	a 1.0% NSR on the Batistão Project;
●	a 0.5% NSR on the Almaden Project;
●	a 1.0% NSR on the Cachoeira Project;
●	a 1.0% NSR on the Crucero Project;
●	a 1.0% NSR on the Surubim Project; and
●	a 1.0% NSR on the Yarumalito Project.

Pursuant to the agreement, the Company also caused its subsidiaries to assign and transfer to GRC the following buyback rights held by them under existing royalty agreements with third parties (the "GRC Buyback Rights"):

●	the right to acquire a 2.0% NSR on the Batistão Project for US$1,000,000;
●	the right to acquire a 0.5% NSR on the Surubim area of the Surubim Project for US$1,000,000, which royalty is payable after production at the project has exceeded two million ounces;
●	the right to acquire a 1.5% NSR on the Surubim area of the Surubim Project for US$1,000,000;
●	the right to acquire a 0.65% NSR on the Rio Novo area of the Surubim Project for US$1,500,000;
●	the right to acquire a 0.75% NSR on the Whistler Project (including an area of interest) for US$5,000,000;
●	the right to acquire a 1.0% NSR on the Yarumalito Project for $1,000,000;
●	the right to acquire a 1.0% NSR on the Goodwin Lake property at the Yellowknife Project for $1,000,000;
●	the right to acquire a 1.0% NSR on certain portions of the Big Sky property at the Yellowknife Project for $500,000; and
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the right to acquire a 0.25% NSR on the Narrow Lake property at the Yellowknife Project for $250,000, in cash or common shares of GoldMining at any time until the fifth anniversary of commercial production.

The total consideration paid by GRC to the Company for the New GRC Royalties and the GRC Buyback Rights was US$13,076,000, which was satisfied by GRC by issuing to the Company 15,000,000 GRC Shares. As a result of this transaction, the Company owns 20,000,000 GRC Shares as of the date hereof.

On February 16, 2021, the Company announced the launch of GRC's proposed initial public offering. The completion of the offering is subject to customary conditions and there can be no assurance that it will be completed as contemplated or at all.

In October 2020, to incentivize the execution of its business plan, the growth of GRC, GRC awarded 1,500,000 performance based restricted GRC Shares to certain of its and the Company's executive officers and directors. The restricted share award grants were also reviewed and approved by GoldMining's compensation committee, which was comprised solely of independent directors of GoldMining. Such restricted GRC Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted GRC Shares will be deemed forfeited and surrendered by the holder thereof to GRC without the requirement of any further consideration. Assuming completion of the offering, these conditions are:

1.

with respect to one-third of the restricted shares awarded to the holder, if GRC's initial public offering or any liquidity event (being any liquidation, dissolution or winding-up of GRC or distribution of all or substantially all of its assets among shareholders or a change of control transaction) occurs that values our Company at a minimum of US$50,000,000. Based on the offering price under GRC's announced proposed initial public offering, it is expected that this condition will be satisfied on completion of such offering;

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

2.	with respect to one-third of the restricted shares awarded to the holder, if GRC receives US$1,000,000 of royalty payments under any of its royalty interests prior to October 19, 2023; and
3.

with respect to one-third of the restricted shares awarded to the holder, if the holder continues to be a director, officer or employee of GRC or a related entity for a period of one year after the proposed initial public offering is completed.

In February 2021, GRC completed the acquisition of a 1.0% NSR on a portion of the Quartz Mountain Project, located in Oregon, USA in consideration for US$150,000.

Material Properties

The Company's principal exploration properties are its Yellowknife, Titiribi, La Mina, São Jorge and Whistler projects.

The Company is currently in the process of identifying and planning additional work relating to its projects with the goal of directing resources to enhance value at each such project (the "Strategic Review Process"). Such work may include undertaking additional studies, economic assessments and/or exploration and development work. Other than as disclosed herein, such work has not been finalized as of the date hereof. Additionally, the Company currently plans to keep each of its projects in good standing.

Yellowknife Gold Project

The Yellowknife Project measures approximately 12,239 ha and is comprised of 34 mining leases and 2 mineral claims. The mining leases and mineral claims are grouped as follows: (i) the Nicholas Lake property, comprised of 10 mining leases, (ii) Ormsby-Bruce property, comprised of 7 mining leases and 2 mineral claims; (iii) the Goodwin Lake property, comprised of 4 mining leases expiring between November 25, 2030 and November 20, 2037; (iv) the Clan Lake property, comprised of 6 mining leases expiring between November 27, 2037 and September 12, 2040; and (v) the Big Sky property, comprised of 7 mining leases expiring between January 22, 2030 and May 10, 2038.

Annual canon fees payable to Canada and Northwest Territories Governments are current to the anniversary date for all the mineral claims. The required work expenditures for all the mineral claims are current.

The Nicholas Lake-Ormsby property is subject to a US$20,000 per year annual advance royalty payment. In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation related to the restoration of the camp sites. As at November 30, 2020, the Company has recognised a rehabilitation provision of $497,303 for the Yellowknife Project.

During the year ended November 30, 2020, the Company incurred $130,287 of expenditures on the Yellowknife Project, which included expenditures for royalty payments and consulting fees to vendors that provided geological and technical services and camp maintenance costs. As part of its current Strategic Review Process, the Company is reviewing various additional options for potential work at the project in 2021, which may include the commission of additional studies on the project, including a preliminary economic assessment, with a view to enhancing value at the project. The Company has not completed this Strategic Review Process and, therefore, it does not yet have definitive plans for any such work.

Titiribi Gold-Copper Project

The Titiribi Project is located in central Colombia, approximately 70 kilometres southwest of the city of Medellin in the department of Antioquia and is comprised of one concession that covers an area of approximately 3,919 hectares.

During the year ended November 30, 2020, the Company incurred $227,127 of expenditures on the Titiribi Project, which included expenditures for camp maintenance costs, consulting fees to vendors that provided geological and technical services, payroll and personnel expenses and surface rights lease payments. In 2021, the Company intends to maintain the Titiribi Project in good standing. The Company's current approved work program includes a 3,200 metre drill program to be completed in 2021. The drill program will look to infill and expand on the current gold-copper and gold mineralization identified in the vicinity of the Cerro Vetas and Chisperos deposits. Based on management's initial reviews and planning, the cost of such work is expected to be approximately $1.1 million. The timing and completion of any such program may be impacted by the ongoing COVID-19 pandemic and related restrictions on the movement of personnel, consultants and contractors. See "Results of Operations – COVID-19".

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

La Mina Gold Project

The La Mina Project consists of two properties: (i) the 1,793 hectare La Mina Colombian mineral exploration licence identified as Exploration Licence L5263005 (the "5263 Concession"); and (ii) the 1,415 hectare La Garrucha Exploration Licence HHMM04 (the "6355B Concession", and together with the 5263 Concession, the "Concessions"). The Company owns 100% of the La Mina Project.

During the year ended November 30, 2020, the Company incurred $153,404 of expenditures on the La Mina Project, which included expenditures for camp maintenance costs, consulting fees to vendors that provided geological and technical services, payroll and personnel expenses and surface rights lease payments. In 2021, the Company intends to maintain the La Mina Project in good standing. The Company's current approved work program includes a 2,750 metre drill program to be completed in 2021.The drill program will look to infill and step-out southeast of gold-copper mineralization identified in historic drill programs at the La Garrucha target. Based on management's initial reviews and planning, the cost of such work is expected to be approximately of $1.0 million. The timing and completion of any such program may be impacted by the ongoing COVID-19 pandemic and related restrictions on the movement of personnel, consultants and contractors. See "Results of Operations – COVID-19". Additionally, as part of its current Strategic Review Process, the Company is reviewing various additional options for potential work at the project in 2021, which may include the commission of additional studies on the project, including a preliminary economic assessment, with a view to enhancing value at the project. The Company has not completed this Strategic Review Process and, therefore, it does not yet have definitive plans for any such work.

São Jorge Gold Project

The São Jorge Project is comprised of seven exploration concessions covering 45,997 hectares.  In March 2017, the Company submitted to the Brazilian National Department of Mining Production (now the National Mining Agency) ("ANM") four contiguous license applications located east and west of three existing exploration concessions, one of which overlays the São Jorge deposit.  The four license applications were granted by the ANM in 2018.

In April and June 2020, Technical Exploration reports and the License Renewal applications were submitted for four exploration concessions (ANM processes nos. 850.193/2017 to 850.196/2017). In addition, the Company submitted a final report to ANM for exploration concession ANM no. 850.058/2002 that remains under review. Such reports must be accepted by ANM, subject to rights of appeal, in order to maintain the concession. If approved, the Company will have one year to apply to convert the exploration concession overlying the deposit to a mining concession, which will require further development studies and an environmental licence. There is no assurance that such studies or reports will be accepted or that such applications will be approved by the ANM and Secretaria de Estado de Meio Ambiente/Pará ("SEMA").

During the year ended November 30, 2020, the Company incurred $109,162 of expenditures on the São Jorge Project. These expenditures included land access fees, consulting fees to vendors that provided geological and technical services, and expenditures for camp maintenance costs. As part of its current Strategic Review Process, the Company is reviewing various additional options for potential work at the project in 2021, which may include the commission of additional studies on the project, including a preliminary economic assessment, with a view to enhancing value at the project. The Company has not completed this Strategic Review Process and, therefore, it does not yet have definitive plans for any such work.

Whistler Gold-Copper Project

The Whistler Project is located 150 kilometres northwest of Anchorage, Alaska. The Whistler Project is comprised of 304 State of Alaska mining claims covering an aggregate area of approximately 1,759 ha. The mining claims require annual work expenditures, or cash-in-lieu thereof, and tax payments to maintain the claims in good standing. The Whistler Project's exploration activities are subject to the State of Alaska's laws and regulations governing the protection of the environment. The Company has recognised a rehabilitation provision of $318,525 as at November 30, 2020.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

During the year ended November 30, 2020, the Company incurred $485,573 of expenditures on the Whistler Project which included expenses associated with camp maintenance costs, professional fees, annual land fee payments and a road access study looking to connect the Whistler Project with a public highway north of Anchorage.

In 2021, the Company intends to maintain the Whistler Project in good standing. The Company does not currently plan to complete any exploration programs at the project in 2021.

Other Properties

In addition to the above projects, the Company, through its wholly owned subsidiaries, holds the following interests in other properties:

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Cachoeira Project – the Company indirectly holds a 100% interest in the Cachoeira Project, located in Pará State, Brazil. The Cachoeira Project comprises one contiguous block consisting of three mining and two exploration licences covering approximately 5,677 hectares. In 2014, the Company submitted to ANM an economic assessment plan for the mining concessions within the Cachoeira Project, including certain conceptual engineering studies. The Company notes that such assessment plan does not constitute a preliminary economic assessment within the meaning of NI 43-101 and no production decision with respect to the project has been made to date.

The Company has also submitted an Environmental Impact Assessment in 2013 to SEMA as part of its environmental licensing process, which is ongoing. The Company understands that SEMA's technical review has been completed and that SEMA will submit its technical advice along with the application of the Preliminary License to be endorsed by the Environmental Council of Pará State ("COEMA"). The review and approval of the application submitted by SEMA to COEMA is the last step to receive a preliminary license. The date for the next COEMA board meeting has yet to be set.

Pursuant to the mining licenses underlying the Cachoeira Project, the Company was required to commence mining operations at the property by April 2014, assuming the requisite environmental license has been granted by SEMA.  Such environmental license has not yet been granted. Once the environmental license is granted, the Company must proceed to production or may request a two-year extension. While such extensions have been granted by ANM in the past, there can be no assurance that such an extension will be granted on terms acceptable to the Company or at all. If an environmental license and the license extension described above are received, the Company will have an additional six months after the extension to implement an operational mining facility on the Cachoeira Project.

In March 2018, the Company received a court summons from a royalty holder with respect to the annual payment in lieu of the royalty for years 2014 to 2018. In response thereto, the Company has applied to the court to obtain a discharge from its obligation to make such annual payments on the basis that mining operations at the Cachoeira Project have not begun due to the environmental agency having not issued, in a timely fashion, the necessary licenses for the operation of the mine. The court has agreed to hear the Company's case and the judge presiding over the matter has requested witnesses for the plaintiff to testify in court. A date for the case to be heard by the lower court has not been set. There can be no assurance any such litigation will be determined on terms favourable to the Company.

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Surubim Project – the Company indirectly holds a 100% interest in the Surubim Project located in Pará State, Brazil. The Surubim Project includes two option agreements: (i) Altoro Mineracao Ltda. (three concessions; Surubim Property), and (ii) Jarbas Duarte Junior (1 concession; Rio Novo Property), on four concessions for a total area of 14,611 ha. One of the non-core concessions with a total area of 1,176 ha is under appeal and the Company is awaiting a decision by the ANM. On July 25, 2019 and October 30, 2019, final exploration reports presenting the results of exploration work conducted by BGC on concessions 851.611/1994 and 850.561/2005, respectively, including drilling programs for the largest exploration concession within the Surubim Project, were submitted to ANM. Provided that ANM approves the submitted reports, the Company would then have one year following such approval to present additional required studies to ANM and obtain environmental licensing, if the Company wishes to obtain a mining concession. Please see "Contractual Obligations – Surubim Project" for further information.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

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Boa Vista Project – the Company, through its interest in the Boa Vista Gold ("BVG") joint venture, currently indirectly holds an 84.05% interest in the Boa Vista Project located in Pará State, Brazil.  The Boa Vista Project consists of three exploration licenses for a total area of 9,201 hectares.  The BVG submitted a Final Exploration Report for two of the three exploration licenses in February 2018 (ANM no.850.759/2006 and 850.353/2010) and a Final Report for another exploration license on January 23, 2019 (ANM no.850.643/2006).  The Final Exploration Report for all three exploration licenses was approved by the ANM on November 22, 2019. BVG is required to prepare an Economic Assessment Plan and initiate the Environmental Licensing and submit the application for a Mining Concession to ANM no later than January 2022. Please see "Contractual Obligations – Boa Vista Project" for further information.

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Batistão Project – the Company indirectly holds a 100% interest in the Batistão Project located in Mato Grosso State, Brazil. The project covers an area of approximately 5,108 ha and is comprised of one exploration concession. The Company was required to file an Economic Assessment Plan and the Preliminary Environmental License, together with the mining concession application by January 2016. The Company requested an extension to submit the Mining Concession Application, due to the market conditions and gold price at the time, which had deteriorated since the Final Exploration Report was submitted to ANM in 2013. There is no assurance that ANM will accept the Company's request for an extension.

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Montes Áureos and Trinta Projects – the Company indirectly holds a 51% interest in the Montes Áureos and Trinta Projects located in Pará and Maranhão States, Brazil. The Company is in the process of applying for the mining concession for the Montes Áureos Project and the renewal of the exploration permit for the Trinta Project. Both applications are under review by ANM. There is no assurance that such applications will be approved by ANM.

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Crucero Project – the Company indirectly holds a 100% interest in the Crucero Project, located in the eastern Cordillera of southeastern Peru in the Department of Puno, Province of Carabaya, District of Crucero. The project is comprised of three mining leases and five exploration concessions with an aggregate area of 4,600 ha. The three mining leases expire on September 18, 2038 and the five explorations require annual tax payments to remain in good standing.

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Yarumalito Project – the Company indirectly holds a 100% interest in the Yarumalito Project located in Antioquia, Colombia. The project consists of one unified concession contract with an aggregate area of 1,453 ha, which expires on March 7, 2043 and is renewable for an additional 30 years. The concession requires approved work programs to be completed and tax to be paid to keep the concession in good standing. As part of the work program, a 1,200 m drill program is required to be completed by August 2022. The drill program will look to upgrade and expand the existing gold and copper resource outlined on the project. Additionally, the project includes approximately 9.96 ha of real estate and 0.36 ha of possession-occupation rights that partially cover the area of diamond drilling and Mineral Resource documented in the Yarumalito Technical Report.

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Almaden Project – The Almaden Project, located in west-central Idaho, is comprised of 12 patented mining claims, 210 unpatented mining claims and several leases covering an area of 1,895 hectares. The 210 federal claims have no work commitments but require annual fee payments to remain in good standing. Two leases expire on March 16, 2031 and March 19, 2039, with the option to extend for an additional 10 and 20 years, respectively upon timely notice being provided.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

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Rea Project – the Company indirectly holds a 75% interest and Orano Canada Inc. ("Orano") (formerly Areva Resources Canada Inc.) holds the remaining 25% interest in the Rea Project. The Rea Project is located in northeastern Alberta, Canada, approximately 185 kilometres northeast of Fort McMurray. The Rea Project consists of 16 contiguous exploration permits, which cover an area of 125,328 hectares in the western part of the Athabasca Basin and surrounds the Maybelle project held by Orano. Pursuant to a review of the Caribou Protection Plan (the "CPP") announced by the Alberta Department of Environment and Parks in 2016, an extension on filing mineral assessment reports was granted by the Department of Coal and Mineral Development, Alberta Energy to the Company to March 31, 2021. The extension stated that until the CPP is finalized, no metallic and industrial mineral permits will be cancelled and mineral assessment reports normally due to maintain permits in good standing will not be required. On October 15, 2020, Alberta Energy further extended the deadline for the filing of mineral assessment reports to March 31, 2023. Once the CPP is finalized, permit and assessment report timelines will be extended accordingly. Extensions will take into consideration any new or existing surface restrictions and time needed to obtain exploration approvals. The Company expects to plan future programs once this review has been completed.

The Company currently intends to hold these early-stage properties in good standing with the intention of conducting exploration programs, entering into potential option agreements or selling the properties.

Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations for the years ended November 30, 2020, 2019 and 2018 should be read in conjunction with its audited consolidated financial statements and related notes for the year ended November 30, 2020.

COVID-19

The Company is closely monitoring the ongoing COVID-19 pandemic. The COVID-19 pandemic continues to cause significant widespread global infections and fatalities. It has materially adversely affected global economic activity, caused significant market volatility and resulted in numerous governments declaring emergencies and implementing measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions.

In response to the COVID-19 pandemic, the Company implemented various measures designed to ensure the health. and safety of its personnel and other stakeholders, including instituting protocols and work from home procedures at its head office and other offices and operations.

In addition, as a result of the above-described restrictions and other measures, the Company determined to delay certain work programs that were planned for 2020 on certain of its projects due to restrictions on the ability of its personnel and contractors to attend sites. Other than the aforementioned delay of scheduled work, the COVID-19 pandemic has not had a significant impact on the Company's operations.

In mid-2020, many countries eased restrictions on economic and social activities to, among other things, reopen their economies by allowing businesses to restart and encourage economic recovery. The results of such economic measures and the reopening have varied from country to country. Commencing in the fourth quarter of 2020, there has been a significant widespread increase or "second wave" in reported infections including in Europe, the United States and Canada, as well as the emergence and rapid spread of new variants of the COVID-19 virus in Europe. In response, various countries including in Europe have announced the re-imposition of restrictions on social, business, travel and other activities. In several countries such restrictions are at or near the level of lockdown restrictions imposed earlier in 2020. In December 2020, various countries approved the use of certain vaccines to aid in the prevention and spread of the COVID-19 virus. Vaccinations started to be rolled out in late 2020 and are expected to continue throughout 2021. Although trial results for the vaccines were positive and encouraging, we cannot predict how successful the vaccines will be against COVID-19 or any of its variants, if there will be significant adverse side effects, how quickly the vaccines will be available and rolled out to the general population, the level of willingness of people to get vaccinated and how long it will take the vaccines to be effective enough for global economies to reopen.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

Currently, the Company is unable to predict the impact of the recent resurgence in infections or emergence and spread of new variants of the virus, the extent of measures governments may take in response thereto, including imposing some or all prior or new restrictive measures, including business closures, nor the effectiveness of and the time required to roll out vaccinations on a large scale. Further, the Company is currently unable to predict the overall impact of such resurgence or emergence on global economic activity or the pace of any economic recovery.

Selected Financial Information

The following tables set out selected financial information with respect to the Company's operations for each of the years ended November 30, 2020, 2019 and 2018.

	November 30, 2020	November 30, 2019	November 30, 2018
Total assets ($)	69,425,750	68,275,127	73,041,626
Total non-current liabilities ($)	861,867	816,694	795,960
Net loss for the year ($)	11,087,643	6,215,974	6,596,404
Net loss per share, basic and diluted ($)	0.08	0.05	0.05
Weighted average number of shares outstanding, basic and diluted	146,046,711	137,873,334	135,074,277

The Company has not realized any significant revenues in any of such financial periods. The Company did not declare any dividends during the years ended November 30, 2020, 2019 and 2018.

Year ended November 30, 2020 compared to the year ended November 30, 2019

For the year ended November 30, 2020, the Company incurred total operating expenses of $10,873,313, compared to $6,318,475 during the year ended November 30, 2019. The increase was primarily the result of increased consulting fees, general and administrative expenses, professional fees and share-based compensation, partially offset by decreased directors' fees, salaries and benefits.

General and administrative expenses were $3,134,111 in the year ended November 30, 2020, compared to $1,072,972 in the year ended November 30, 2019. In the year ended November 30, 2020, general and administrative expenses primarily included investor communications and other marketing expenses of $2,193,683, compared to $342,388 in 2019, office, travel and rental expenses of $520,025, compared to $442,617 in 2019, transfer agent and regulatory fees of $218,343, compared to $192,767 in 2019; and insurance fees of $202,060, compared to $95,200 in 2019. The increase in expenses was primarily the result of increased investor communication and marketing and general and administrative costs incurred in fiscal 2020 as a result of transactional activities, including the launch of GRC.

Directors' fees, salaries and benefits, which include management and personnel salaries, were $1,190,218 in the year ended November 30, 2020, compared to $1,371,066 in the year ended November 30, 2019. This decrease was primarily due to temporary compensation reductions beginning in the second quarter of fiscal 2020 until the end of fiscal year 2020, which were put in place to conserve cash resources as a result of the COVID-19 pandemic.

Exploration expenses were $1,669,212 in the year ended November 30, 2020, compared to $1,682,215 in the year ended November 30, 2019.

Exploration expenditures incurred in year ended November 30, 2020 consisted primarily of exploration and field expenses of $384,880, compared to $246,562 in the year ended November 30, 2019, consulting fees to vendors who provided geological and technical services respecting the Company's projects, of $175,849, compared to $215,510 in the year ended November 30, 2019, payroll and employee expenses of $165,196, compared to $162,913 in the year ended November 30, 2019 and other exploration expenses which included land fees required to maintain the Company's projects in good standing, an access road study related to the Whistler Project and potential interest fees on the Cachoeira Project, of $943,287, compared to $1,057,230 in the year ended November 30, 2019.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

Exploration expenditures on a project basis for the periods indicated are as follows:

			For the period from
	For the year ended		incorporation,
	November 30,		September 9, 2009, to
	2020	2019	November 30, 2020
	($)	($)	($)
Whistler	485,573	452,298	2,181,126
Cachoeira	287,210	508,691	6,470,944
Titiribi	227,127	219,880	1,556,309
La Mina	153,404	122,389	839,213
Almaden	145,118	-	145,118
Yellowknife	130,287	166,140	807,949
São Jorge	109,162	126,111	995,422
Yarumalito	82,989	-	82,989
Crucero	45,032	80,540	175,186
Montes Áureos and Trinta	1,668	-	1,819,966
Rea	-	-	265,930
Surubim	-	-	209,772
Batistão	-	-	30,902
Other Exploration Expenses	1,642	6,166	1,566,198
Total	1,669,212	1,682,215	17,147,024

Non-cash share-based compensation expenses were $2,624,526 in the year ended November 30, 2020, compared to $1,280,848 in the year ended November 30, 2019. As the fair value of certain unvested share options granted to consultants are revalued at the end of each reporting period, due to the significant increase in the Company's share price, this resulted in higher share-based compensation for consultants. During the year ended November 30, 2020, options were granted to employees and consultants of the Company, such options have a weighted average exercise price of $2.48 ($1.04 for 2019) per GoldMining Share and are valid for a weighted average period of 4.19 years (5 years for 2019) from their grant dates.

Consulting fees paid to corporate development, information technology and human resources service providers were $597,100 in the year ended November 30, 2020, compared to $231,148 in the year ended November 30, 2019. The increase was primarily the result of higher marketing and corporate development activities in the current period.

Professional fees were $1,377,920 in the year ended November 30, 2020, compared to $454,524 in the year ended November 30, 2019. The increase was primarily the result of increased legal, accounting, tax and advisory services in relation to the Company's listing on the NYSE American, the launch of GRC, the royalty transactions with GRC and other increased corporate activities.

The Company's share of loss on its investment in the Boa Vista Project was $5,063 in the year ended November 30, 2020, compared to $12,290 in the year ended November 30, 2019. The loss incurred by the joint venture was primarily due to expenses paid to maintain the Boa Vista Project. The Boa Vista Project remains an exploration stage project.

During the year ended November 30, 2020, the Company incurred a net loss of $11,087,643 or $0.08 per share, on a basic and diluted basis, compared to $6,215,974, or $0.05 per share, on a basic and diluted basis in the year ended November 30, 2019.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

Three months ended November 30, 2020 compared to the three months ended November 30, 2019

For the three months ended November 30, 2020, the Company incurred total operating expenses of $4,126,327, compared to $1,771,474 in the same period in 2019. The increase was primarily the result of increased consulting fees, directors' fees, salaries and benefits, exploration expenses, general and administrative expenses, professional fees and share-based compensation.

General and administrative expenses were $1,192,999 in the three months ended November 30, 2020, compared to $316,824 in the same period of 2019. In the three months ended November 30, 2020, general and administrative expenses primarily included investor communications and marketing expenses of $883,889, compared to $103,014 for the same period in 2019, office, travel and rental expenses of $130,202, compared to $165,344 for the same period in 2019, transfer agent and regulatory fees of $55,644, compared to $24,861 for the same period in 2019; and insurance fees of $123,264, compared to $23,605 for the same period in 2019. The increase in expenses was primarily the result of increased investor communication and marketing and general and administrative costs incurred in the three months ended November 30, 2020 as a result of transactional activities, including the launch of GRC compared to the same period of 2019, which had limited transactional activities.

Exploration expenses were $767,397 in the three months ended November 30, 2020, compared to $614,724 in the same period of 2019. The increase was primarily the result of the payment of deferred annual surface rights and land payments on the La Mina and Crucero projects and higher camp maintenance and consulting fees incurred on the Whistler, Yellowknife, Cachoeira and Yarumalito projects. These increases were partially offset by lower camp maintenance costs on the Titiribi and Sao Jorge projects.

Exploration expenditures incurred in the three months ended November 30, 2020 consisted primarily of: exploration and field expenses of $83,247, compared to $48,220 for the same period in 2019; consulting fees to vendors who provided geological and technical services respecting the Company's projects, of $52,364, compared to $40,751 in the same period in 2019; payroll and employee expenses of $41,515, compared to $36,044 in the same period in 2019; and other exploration expenses which included annual land fees required to maintain the projects in good standing, and accruals for advance royalty fees due on a project, of $590,271, compared to $489,709 in the same period in 2019.

Exploration expenditures on a project basis for the periods indicated were as follows:

	For the three months ended
	November 30, 2020	November 30, 2019
	($)	($)
Whistler	310,048	292,411
Cachoeira	189,726	168,491
Yellowknife	88,760	55,210
La Mina	56,619	22,151
Crucero	45,032	-
Titiribi	41,934	44,426
São Jorge	21,784	30,993
Yarumalito	14,850	-
Almaden	(1,339)	-
Other Exploration Expenses	(17)	1,042
Total	767,397	614,724

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

During the three months ended November 30, 2020, the Company incurred a net loss of $4,095,111, or $0.03 per share on a basic and diluted basis, compared to $1,832,447, or $0.01 per share, on a basic and diluted basis, for the same period of 2019.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated. The Company did not have any revenues during such periods.

		Basic and diluted
For the quarter ended	Net loss	net loss per share
	($)	($)
November 30, 2020	4,095,111	0.03
August 31, 2020	3,226,411	0.02
May 31, 2020	1,906,637	0.01
February 29, 2020	1,859,484	0.01
November 30, 2019	1,832,447	0.01
August 31, 2019	1,583,834	0.01
May 31, 2019	1,240,853	0.01
February 28, 2019	1,558,840	0.01
November 30, 2018	2,099,120	0.02

The Company's fluctuations in net loss from quarter to quarter were mainly related to changes in exploration, permitting and licensing work as well as corporate activities conducted during the respective quarters. During the three months ended August 31, 2020, net loss was higher compared to prior quarters as a result of increased share-based compensation due to the increase in the Company’s share price during the period and increased transactional activities.

Liquidity and Capital Resources

The following table sets forth selected information regarding the Company's financial position for the periods indicated:

	As at November 30,	As at November 30,
	2020	2019
	($)	($)
Cash and cash equivalents	9,193,089	6,477,885
Working capital	7,065,368	5,051,471
Total assets	69,425,750	68,275,127
Total current liabilities	3,056,674	1,812,693
Accounts payable and accrued liabilities	2,573,937	1,634,452
Total non-current liabilities	861,867	816,694
Shareholders' equity	64,302,795	65,645,740
Non-controlling interests	1,204,414	-

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at November 30, 2020, the Company had cash and cash equivalents totaling $9,193,089 compared to $6,477,885 at November 30, 2019, and $928,953 in other current assets compared to $386,279 at November 30, 2019. The increase in cash and cash equivalents was primarily as a result of cash received from the exercise of options and warrants and share subscriptions received from GRC's private placement, which was partially offset by expenditures discussed below under "Cash Flows". The Company had accounts payable and accrued liabilities of $2,573,937 as at November 30, 2020, compared to $1,634,452 as at November 30, 2019. The increase in accounts payable and accrued liabilities of $939,485 primarily relates to an increase in accounts payable for professional services associated with the launch of GRC, the sale of royalties to GRC, an increase in accrued liabilities and other increased corporate activities. Accounts payable and accrued liabilities includes an advanced royalty payment accrual relating to the dispute with a royalty holder on the Cachoeira Project, of $1,255,897 as at November 30, 2020, compared to $1,052,489 as at November 30, 2019. As at November 30, 2020, the Company had working capital (current assets less current liabilities) of $7,065,368 compared to $5,051,471 as at November 30, 2019.

Non-controlling interests ("NCI") relates to the Company's less than wholly owned subsidiary, GRC, and is classified as a separate component of equity. Changes in the Company's ownership interest in GRC that do not result in a loss of control are recorded as equity transactions. The carrying amount of NCI increased from $nil to $1,204,414 during the year ended November 30, 2020. This was due to share subscriptions received for GRC's private placement, which closed subsequent to November 30, 2020, resulting in the NCI in GRC increasing from nil to 5.99%.

In addition to planned work programs described under "Material Properties", certain of the Company's properties, including its Boa Vista, Surubim and La Mina Projects are subject to certain ongoing agreements that require additional payments by the Company (see "Contractual obligations") and, in order to maintain its properties in good standing, the Company must continue incurring various surface rights lease payments, land fee payments, advance royalty payments, license application and extension fees, and camp maintenance costs. Management currently believes that available cash will be adequate to meet ongoing liquidity needs in the short-term and over the next year for the Company's existing business and projects. Additional work on projects identified as part of the Strategic Review Process and any future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, including additional equity and/or debt financing. There can be no assurance that such additional financing will be available on acceptable terms or at all.

The Company believes that it has sufficient capital resources, including cash and cash equivalents, to meet its obligations over the next 12 months. The Company's ability to meet its obligations and finance exploration and development activities over the long-term will depend on its ability to generate cash flow through the issuance of GoldMining Shares pursuant to equity financings and/or short-term or long-term loans. The Company's growth and success is dependent on external sources of financing, which may not be available on acceptable terms or at all. Refer to "Liquidity Risk" below.

Contractual Obligations

The following table summarizes the Company's contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
Contractual Obligations	Total ($)	Less than 1 year ($)	1 – 3 years ($)	3 – 5 years ($)	After 5 years ($)
Office and Storage Leases	182,947	173,662	9,285	-	-
Land Access Agreement(1)	10,976	10,976	-	-	-
Mineral Rights Agreement - Boa Vista Project(2)	785,366	-	785,366	-	-
Mineral Property Option Agreement - Surubim Project(3)	869,293	52,002	817,291	-	-
Surface Rights Lease Agreement - La Mina Project(4)	201,508	65,003	136,505	-	-
Total Contractual Obligations	2,050,090	301,643	1,748,447	-	-
(1)	Payment is converted from R$45,000 to C$10,976 using the period end exchange rate of R$4.10/C$1.
(2)	Payment is converted from R$3,220,000 to C$785,366 using the period end exchange rate of R$4.10/C$1.
(3)	Payment is converted from US$668,660 to C$869,293 using the period end exchange rate of US$0.7692/C$1.
(4)	Payment is converted from US$155,000 to C$201,508 using the period end exchange rate of US$0.7692/C$1.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

General and Administrative

The Company is renting or leasing various offices and storage spaces located in Canada, USA, Brazil, Colombia and Peru with total contractual payments of $182,947, which includes $17,356 related to low value assets and $79,612 related to short-term leases on the date of initial application. The remaining $85,979 in contractual payments relates to long-term leases at the date of initial application, that do not relate to low value assets and are disclosed as lease liabilities in the consolidated financial statements for the year ended November 30, 2020. Contractual obligations under land access agreements related to the Company's Brazilian projects are $10,976.

Mineral Projects

Boa Vista Project

Pursuant to the terms of a shareholder's agreement among BGC, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

Surubim Project

Mineração Regent Brasil Ltda. ("Regent"), a subsidiary of BGC, entered into an option agreement on February 11, 2010, as amended January 16, 2011, March 23, 2015, May 30, 2019 and July 20, 2020, pursuant to which Regent acquired its interest in certain exploration licenses by making cash payments. Pursuant to the amendment on July 20, 2020, the Company is required to make the following payments:

●	R$300,000 in May 2019 (paid);
●	US$40,000 (payable in R$ equivalent) in July 2020 (deferred to October 2020 and paid);
●	US$40,000 (payable in R$ equivalent) in July 2021; and
●	US$628,660 (payable in R$ equivalent) in December 2022.

If Regent fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

Pursuant to an option agreement between BGC and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, BGC was granted the option to acquire certain exploration licenses for an aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon ANM granting a mining concession over certain exploration concessions.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. The La Garrucha concession is subject to a surface rights lease agreement and an option agreement as outlined below.

Pursuant to a surface rights lease agreement dated July 6, 2016 and amended August 19, 2016, April 4, 2017, November 5, 2018, and July 10, 2020, the Company can lease the surface rights over La Garrucha by making the following payments:

●	US$75,000 in May 2017 (paid);
●	US$75,000 in November 2017 (paid);
●	US$75,000 in May 2018 (paid);
●	US$75,000 in November 2018 (paid);
●	US$25,000 in June 2019 (paid);
●	US$25,000 in December 2019 (paid);
●	US$25,000 in June 2020 (paid);
●	US$25,000 in December 2020 (paid);
●	US$25,000 in June 2021;
●	US$25,000 in December 2021;
●	US$25,000 in June 2022; and
●	US$55,000 in December 2022.

In addition, pursuant to an option agreement entered into by Bellhaven on November 18, 2016, amended April 4, 2017, November 5, 2018, and July 10, 2020, the Company can purchase the La Garrucha concession by making an optional payment of US$650,000 on December 7, 2022.

Cash Flows

Operating Activities

Net cash used in operating activities during the year ended November 30, 2020 was $7,587,521, compared to $4,623,985 in the year ended November 30, 2019. Significant operating expenditures during the current period included general and administrative expenses, directors' fees, salaries and benefits, consulting fees, professional fees and exploration expenditures. The increase of net cash used in operating activities is primarily due to the Company's increase in consulting fees, general and administrative expenses and professional fees, partially offset by a decrease in directors' fees, salaries and benefits and exploration expenditures.

Investing Activities

Net cash used in investing activities during the year ended November 30, 2020 was $1,294,675, compared to $286,742 during the year ended November 30, 2019. The net cash used in investing activities was primarily related to the Company's investments in exploration and evaluation assets in the amount of $918,669 compared to $152,070 during the year ended November 30, 2019 and the assignment of restricted cash of $350,000 to the bank as security for the Company's short-term credit facility compared to $nil during the year ended November 30, 2019.

During year ended November 30, 2020, the Company invested $nil in its joint venture compared to $151,700 during the year ended November 30, 2019.

Financing Activities

Net cash provided by financing activities during the year ended November 30, 2020 was $11,332,431, compared to $1,652,167 during the year ended November 30, 2019. Net cash provided by financial activities was primarily related to cash received from the exercise of options and warrants during the year ended November 30, 2020 in the amount of $7,459,636 compared to $1,652,167 during the year ended November 30, 2019. During the year ended November 30, 2020, share subscriptions in the amount of $3,584,717 were received for GRC's private placement, which closed subsequent to November 30, 2020, compared to $nil received during the year ended November 30, 2019. During the year ended November 30, 2020, lease payments were made in the amount of $101,922 compared to $nil during the year ended November 30, 2019 and proceeds from a government loan were received in the amount of $40,000 compared to $nil during the year ended November 30, 2019.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the year ended November 30, 2020, the Company incurred the following related party transactions:

●

During the year ended November 30, 2020, the Company incurred $46,164 (compared to $65,808 for 2019) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. As at November 30, 2020, $3,675 was payable to such related party compared to $4,200 as at November 30, 2019. The Company also granted Options to the related party and the fair value of the Options recognized as expense during the year ended November 30, 2020 was $216,855 compared to $101,966 during the year ended November 30, 2019, using the Black-Scholes option pricing model.

●

During the year ended November 30, 2020, the Company incurred $80,538 (compared to $26,288 for 2019) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman. As at November 30, 2020, $5,341 was payable to such related party compared to $158 as at November 30, 2019.

Trade payables at November 30, 2020 include $314,123 due to certain key management personnel for expenses incurred on behalf of the Company in November 2020 compared to $296,113 at November 30, 2019. The Company settled this amount in December 2020.

Related party transactions are based on the amounts agreed to by the parties. During the year ended November 30, 2020, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and including directors' fees, for the year ended November 30, 2020 and 2019 comprised of:

	For the year ended
	November 30,
	2020	2019
	($)	($)
Management Fees(1)	249,945	203,880
Director and Officer Fees(1)	470,634	567,269
Share-based compensation	822,871	809,461
Total	1,543,450	1,580,610
(1)

Total directors' fees, salaries and benefits of $1,190,218 (2019: $1,371,066) disclosed in the consolidated statement of comprehensive loss for the year ended November 30, 2020, includes $180,069 and $69,876 (2019: $165,000 and $38,880) paid to the Company's Chief Executive Officer and Chief Financial Officer, respectively, and $470,634 (2019: $567,269) in fees paid to the Company's President, Chief Development Officer and directors, and $469,639 (2019: $599,917) paid for employees' salaries and benefits.

Total compensation, including share-based compensation, to key members of management and directors for the year ended November 30, 2020 was $1,543,451 compared to $1,580,610 for the year ended November 30, 2019. As at November 30, 2020, $20,997 was payable to key management personnel compared to $139,600 as at November 30, 2019. Compensation is comprised entirely of employment and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer, who is also a director of the Company and the Chief Financial Officer.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are as follows:

Existence of impairment indicators for exploration and evaluation assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended November 30, 2020, is as follows:

Recognition and measurement of rehabilitation provisions

A rehabilitation provision represents the present value of estimated future costs for the rehabilitation of the Company's mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the rehabilitation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to rehabilitate a mineral property may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the rehabilitation of a mineral property. Management periodically reviews the rehabilitation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

Adoption of New Accounting Standards

The accounting policies adopted are consistent with those of the previous financial year. The Company adopted the following new accounting standard effective December 1, 2019:

IFRS 16 Leases

Effective December 1, 2019, the Company adopted IFRS 16, Leases retrospectively, with the cumulative effect of initially applying the standard as an adjustment to retained earnings and no restatement of comparative information. The Company elected to measure its right-of-use asset at the amount equal to the associated lease liability; as such, the adjustment to retained earnings was $nil. Upon adoption, the Company elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight-line basis for short-term leases (lease term of 12 months or less) and low value assets. The Company elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term leases. The Company also elected to apply the practical expedient not to separate non-lease components from lease components, by class of underlying asset, and instead will account for each lease component and any associated non-lease components as a single lease component. Upon adoption of IFRS 16, the Company recognized an additional right-of-use asset and lease liability related to office space in the amount of $65,794. From December 1, 2019, the Company recognizes depreciation expense on the right-of-use asset and interest expense on lease liabilities with lease payments recorded as a reduction of the lease liability. Prior to the adoption of IFRS 16, lease payments were recorded as expenses in the consolidated statements of comprehensive loss. The adoption of IFRS 16 has not had a significant impact on earnings. Further information on the adoption of IFRS 16, right-of-use asset and lease liability are disclosed in note 3 of our audited consolidated financial statements for the year ended November 30, 2020.

Standards Issued but Not Yet Effective

At the date of approval of the consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective for the Company’s financial reporting. The standards, amendments and interpretations issued, which the Company reasonably expects to be applicable at a future date, are listed below. The Company is in the process of assessing the impact of those standards on the consolidated financial statements, and intends to adopt those standards, amendments and interpretations when they become effective.

Amendments to IFRS 3 Definition of a Business

The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. Additional guidance is provided that helps to determine whether a substantive process has been acquired. The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets. The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020. The Company will assess the impact of these amendments on future acquisitions.

Financial Instruments and Risk Management

The Company's financial assets include cash and cash equivalents, restricted cash, short-term investments, and reclamation deposits. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, short-term credit facility and government loan. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, due to joint venture due to related parties, short-term credit facility and government loan amounts approximate fair value due to their short terms to settlement. The Company's short-term investment is measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by the quantity of shares held by the Company. The determination of the fair value of lease liabilities is based on the discounted cash flow model using incremental borrowing rates ranging from 3.35% to 4.60%.

Financial risk management objectives and policies

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Currency risk

The Company's operating expenses and acquisition costs are denominated in United States Dollars, Brazilian Reals, Colombian Pesos and Canadian dollars. Exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries' functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations, however, management monitors its foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at November 30,	As at November 30,
	2020	2019
	($)	($)
Assets
United States Dollar	3,534,664	100,945
Brazilian Real	12,085	10,320
Colombian Peso	40,162	343,333
Total	3,586,911	454,598

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $1,554,939.

The Company's sensitivity analysis suggests that a consistent 10% change in the foreign currencies relative to the Canadian dollar exchange rate on the Company's financial instruments based on balances at November 30, 2020 would have an impact of $203,197 on net loss for the year ended November 30, 2020.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's interest-bearing financial asset is cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The Company's interest-bearing financial liabilities are the short-term credit facility and government loan, which bear interest at fixed rates. The Company does not believe it is exposed to material interest rate risk related to these instruments. As such, the Company has not entered into any derivative instruments to manage interest rate fluctuations.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents with large, reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  At November 30, 2020, the Company's working capital (current assets less current liabilities) was $7,065,368.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, current lease liabilities and short-term credit facility are expected to be realized or settled within a one-year period.

The Company has current cash and cash equivalent balances, restricted cash and ownership of liquid assets at its disposal.  The Company has the availability to implement corporate-wide cost reductions or eliminate expenditures to; discretionary and non-core activities, cash compensation paid to directors, management, employees and certain consultants and service providers, and cash generated from the exercise of in-the-money options. GoldMining believes that these cash saving and cash generating measures will sufficiently reduce cash outlays and enhance the Company's cash position in order to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

However, there can be no assurance that the Company will be able to obtain adequate financing in the future, that the terms of a financing will be favourable, or whether the Company will be able to obtain adequate proceeds from the sale of its liquid assets or exercise of options.

Outstanding Share Data

As at the date hereof, the Company has 148,732,142 GoldMining Shares outstanding. In addition, the following options and restricted share rights outstanding are summarized below.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

Share Options

The outstanding share options to purchase GoldMining Shares as at the date of this MD&A are as follows:

Expiry Date	Exercise/Grant Price ($)	Number Outstanding
April 1, 2021	0.73	665,000
July 24, 2021(1)	1.00	26,738
August 18, 2021	2.51	50,000
October 6, 2021	2.50	55,000
March 1, 2022	1.74	50,000
April 4, 2022	1.75	30,000
July 22, 2022	1.69	2,535,000
October 27, 2022	1.55	50,000
January 30, 2023	1.34	50,000
February 28, 2023	1.23	385,000
March 29, 2023	1.21	100,000
April 20, 2023	1.20	200,000
November 26, 2023	0.78	1,865,000
January 2, 2024	0.78	2,500
January 14, 2024	0.95	50,000
April 10, 2024	0.94	5,000
June 24, 2024	0.96	25,000
August 7, 2024	1.05	1,964,250
November 25, 2024	1.05	290,250
January 20, 2022	1.50	245,000
January 29, 2022	1.50	40,000
July 8, 2022	2.28	65,000
July 8, 2025	2.28	50,000
August 1, 2025	2.22	150,000
August 31, 2025	3.38	50,000
September 24, 2025	2.86	200,000
November 19, 2025	2.88	1,515,000
		10,713,738

(1)

Pursuant to the Arrangement with Bellhaven, the Company assumed the Bellhaven Options from Bellhaven, whereby each Bellhaven Option exercised will be converted into 0.25 of a GoldMining Share. There are currently 106,952 Bellhaven Options exercisable at $0.25 per option. Therefore, the 106,952 Bellhaven Options may be converted into 26,738 GoldMining Shares at an exercise price of $1.00 per GoldMining Share.

Other than the Bellhaven Options described in footnote (1) above, each option entitles the holder thereof to purchase one GoldMining Share.

Restricted Share Rights

As at the date of this MD&A, there are 49,040 restricted share rights outstanding, which are convertible into 49,040 GoldMining Shares.

Risk Factors

A comprehensive discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR at www.sedar.com.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

Management's Report on Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the "CFO"), on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at the end of the period covered by this Management's Discussion and Analysis, management of the Company, with the participation of the CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian National Instrument 52–109 ("NI 52–109"). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company's CEO and CFO have concluded that, as of November 30, 2020, the disclosure controls and procedures (as defined in NI 52-109) were effective to provide reasonable assurance that information required to be disclosed in the Company's annual and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Canada under NI 52-109. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company's internal control over financial reporting include policies and procedures that:

●	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
●	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
●	provide reasonable assurance that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's Directors; and
●

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The Company uses the 2013 Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission as the basis for assessing its ICFR. Management performed an evaluation of the Company's ICFR and concluded that, as at November 30, 2020, ICFR were designed and operating effectively so as to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Changes in Internal Controls

In the first quarter of 2020, the Company's employees began to work remotely from home. Since then, the Company has reopened its offices and its employees have performed their duties through a combination of working remotely and in the office. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there were no changes in the Company's ICFR that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting during the year ended November 30, 2020.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2020

Limitations on Controls and Procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Additional Information

Additional information regarding the Company, including the Company's AIF, are available under the Company's profile at www.sedar.com.